Beliss Corp.

10a ptc colony, 5 street,

Sembakkam, city Chennai,

state Tamilnadu, India 600073

+16208783025

belissoffice@belisscorp.com

November 28, 2017

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention:       Courtney Lindsay, Staff Attorney

                        Kathleen Krebs, Special Counsel

Larry Spirgel, Assistant Director

Re:                  Beliss Corp.

                        Registration on Form S-1

                        File No. 333-219700

                        REQUEST FOR ACCELERATION OF EFFECTIVENESS

Dear Messrs.:

Pursuant Rule 461 promulgated under the Securities Act of 1933, as amended, Beliss Corp. (the “Registrant”) hereby requests acceleration of the effective date of its registration statement on Form S-1 (File No.: 333-219700), as amended (the “Registration Statement”), such that it may become effective on Thursday, November 30, 2017 at 5:00 p.m. eastern time or as soon as practicable thereafter.

The Registrant confirms that it is aware of its obligations under the Act.

The Registrant hereby acknowledges that:

(i) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii) the Registrant may not assert comments of the Commission or the staff and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Beliss Corp.

/s/ Ajay Rajendran

Ajay Rajendran

President